Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Sally Holdings, Inc.

(Commission File No. 1-5050)

The following was made available to employees of Alberto-Culver Company.

January 10, 2006

TO:	The Alberto-Culver Consumer Products Team

FROM:	Carol Bernick
Jim Marino

Today marks one of the most significant days in the history of the Alberto-Culver Company. We are announcing today that we are spinning off the Sally Beauty Company and Beauty Systems Group and merging them with the Regis Corporation to form a new publicly-held corporation that will keep the Regis name. The Alberto-Culver Company will go forward as a strong, independent, focused consumer products company. The Boards of both companies have approved this transaction. It is now subject to various approvals, including the approval of the shareholders of each company and receipt of a favorable tax ruling and routine regulatory approvals. Should these be successfully completed, this will all become official sometime during the late spring.

The Alberto-Culver Company will be focused exclusively on growing its portfolio of consumer brands. This is an enormous tribute to the strength of the business throughout its fifty-year history and particularly to the growth you have created over the past decade. This new Alberto-Culver Company will be larger, or about comparable in size, to such key players in our categories as Revlon, Church & Dwight, Playtex and Elizabeth Arden. And to put the size of the new, public AC in perspective, we will be comparable in size to companies such as Coach, Wyndham Hotels and Smucker’s. Our key brands are all coming off record years and have plans in place to top those records in 2006. We will have a strong balance sheet with no net debt and excellent cash flow, all of which will allow us to continue to take advantage of growth opportunities wherever we find them.

There are a number of details that you will want to know about the new Alberto-Culver, but let us explain the other element in this transaction before we return to them.

Regis is the largest salon operator in the U.S., operating almost 11,000 salons under familiar names such as Regis, SmartStyle, SuperCuts, MasterCuts, Jean Louis David and Trade Secret and they operate hair restoration centers and beauty schools. Sally and BSG are, as you know, the largest distributors of professional beauty supplies in the world. Combined, this new professional beauty company will have sales of over $4.5 billion, a leadership position in its categories and a number of opportunities for global growth.

Both Alberto-Culver and the new Regis will have publicly traded stocks. Alberto-Culver Company shareholders will own over 50 per cent of this new company. Alberto-Culver shareholders will receive 0.6 shares of Regis Corporation, plus a $3 cash special dividend for each share of Alberto-Culver stock [ACV] that they hold. Alberto-Culver shareholders will continue to hold the same number of ACV shares they currently hold, but, of course, the valuation of the company will change due to the Sally spin-off and the value of those shares will be adjusted accordingly. The transaction is intended to be tax-free for Alberto-Culver and its shareholders.

Carol Bernick will continue as the Executive Chairman of the Alberto-Culver Board. Jim Marino will become President and Chief Executive Officer of the new Alberto-Culver.

Howard Bernick will join the new company as non-executive Chairman of its Board. Paul Finkelstein, who currently heads Regis, will continue as its Chief Executive Officer. Gary Winterhalter will continue as President of Sally Beauty and will report to Mr. Finkelstein. Mike Renzulli will continue to share his knowledge and insights into this industry as a consultant to the newly-formed Regis.

Each company will have its own board of directors. The new Regis board will have 10 members, four nominated by Alberto-Culver, four nominated by Regis and two additional independent directors. The Alberto-Culver board will have nine members.

We will be posting the public news release on the transaction, but the above summarizes the key points.

It is important for you to understand the “why” of this transaction as well. As both Sally and Consumer Products have grown, the environment in which our competitors and trade partners have viewed this growth has changed. Several of Sally’s biggest vendors are Consumer Products’ biggest competitors. When our products were not on their radar screen, this was not a big issue. As we have grown our shares in the market it has become a significant strategic issue for both Alberto-Culver and Sally.

At the same time, a number of our trade partners have expressed concern that Sally is competing with them for customers. As Sally has grown, and as it has ventured for the first time into television advertising, the percentage of retail off-the-street customers has increased and, rightly or wrongly, our trade partners feel those customers are being drawn from their base.

As a result, management recommended to our board that we explore ways to separate the businesses and in the course of that exploration the Regis transaction developed.

We think this new combination creates a logical track for the companies to follow and indeed it was made possible by the strength of both the Sally business and the consumer products business.

Of course, the key question in your mind must be “What does this mean to me?”

For most of you, the correct answer to that would be, “BUSINESS AS USUAL.”

You are still employees of the Alberto-Culver Company. The key focus of your job continues to be growing our consumer products sales and profits. Our key mission continues to be to grow our brands and, as we accomplish that, there will continue to come additional new opportunities for growth.

The people who will be directing the business are the same.

The Alberto-Culver values are the same. Our culture will remain the same. Our family focus remains the same. Unique AC programs such as the GDL program will remain in place and will have an equal or greater importance in helping to get quick answers to any questions you will have. Our commitment to our communities remains the same. Our benefit programs remain the same. Our compensation plans remain the same. Our enthusiasm for growing our people remains undiminished. Our need for innovation in every corner of our business is still critical. For better or for worse, our competitors remain the same and the challenges — to be able to think smarter than they do and move faster than they can — are more important than ever. Our key trade partners are the same and our importance to them is not diminished in any way. In some cases our relationships with those partners who were concerned that Sally was a competitor might improve.

As a standalone public company, we will have various reporting obligations to the government and the investment community that have been handled on a corporate level before and these will only increase the scrutiny on the results and profit margins of the consumer products businesses. But while that means we must continue to push for excellence, it should not have any impact on your day-to-day activities.

Attached to this letter we have included a list of questions which we expect will be in your — and your family’s — minds. As you forward questions to us through your supervisors and GDLs, we will continue to update and circulate this list. Clearly communication throughout this transition will be key and we will use every device from regular meetings to e-mails and postings to be sure your questions are answered and that you are on top of the entire process.

You have consistently proven that you can win and that together we will continue to win in the future. That has not changed and it is our strong belief that we can continue to win together that has allowed us to take this important step. The true strength of Culver has always been our people. That you are part of this exciting new direction will be the key to its success.

To win, we must continue to find ways to improve and simplify our processes in ways that generate dollars that can be put back into growing our business. We need your help in eliminating waste from every process and every activity. We need your help in aggressively pursuing efficiencies and challenging every obstacle that stands in the way of crisper, more effective decision making and, most of all, we need your ideas to drive our innovation and growth.

We look forward to the freedom, the challenges, the outstanding growth and the victories that lie ahead.

Thanks for all you do every day to make Alberto-Culver strong.

Carol Bernick	Jim Marino

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alberto-Culver and Regis, including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s and Regis’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of Alberto-Culver and Regis shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competition within the relevant product markets; risks inherent in acquisitions and strategic alliances; loss of one or more key employees; loss of distribution rights; sales by unauthorized distributors in exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates and interest rates, and events outside the control of Alberto-Culver or Regis that negatively affect the intended tax free nature of the transaction. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s and Regis’ results to differ materially from those described in the forward-looking statements can be found in the 2005 Annual Reports on Forms 10-K of Alberto-Culver and Regis filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Additional Information

This communication is not a solicitation of a proxy from any security holder of Alberto-Culver or Regis and Alberto-Culver and Regis will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned transaction involving Alberto-Culver and Regis. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, documents filed with the SEC by Alberto-Culver will be available free of charge by contacting Alberto-Culver, Investor Relations at 708-450-3145. Documents filed with the SEC by Regis Corporation will be available free of charge by contacting Investor Relations and Investment Benefits, at 952-947-7000.

Interests of Certain Persons

The directors and executive officers of Alberto-Culver and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction proposal. Information regarding Alberto-Culver’s directors and executive officers is available in its proxy statement filed with the SEC by Alberto-Culver on December 13, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

4